November 21, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.

Registration Statement on Form S-1

Confidentially Submitted October 8, 2014

CIK No. 0001621434

Ladies and Gentlemen:

Set forth below are the responses of Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2014 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 (CIK No. 0001621434), initially and confidentially submitted with the Commission on October 8, 2014 (“Confidential Submission No. 1”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Confidential Submission No. 2 (“Confidential Submission No. 2”). For your convenience, we will hand deliver five copies of Confidential Submission No. 2, as well as five copies of Confidential Submission No. 2 that are marked to show all changes made since the initial submission of Confidential Submission No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 2, unless otherwise specified.

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 2

General

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response: We acknowledge that the Staff may have additional comments once we supply any information currently omitted in the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus. We will also provide in future amendments updated information regarding the status of our NYSE listing application and all information in the Registration Statement that we are not permitted to omit under Rule 430A and will update our disclosure accordingly.

Please see the cover page and pages 21, 44, 131, and 169. In addition, Exhibits 3.4, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 21.1, and 99.2 have been submitted with Confidential Submission No. 2.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: As of the date of this correspondence, we have not presented, or authorized anyone to present on our behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. To the extent that such written communications are presented by us or on our behalf, we will promptly submit copies to the Staff.

3.	Please provide the information required by Item 404 of Regulation S-K.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 117 of Confidential Submission No. 2.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 3

Prospectus Cover Page

4.	Please revise the first bulleted item to reference the distribution priority held by the preferred unitholders.

Response: We have revised Confidential Submission No. 1 accordingly. Please see the prospectus cover page of Confidential Submission No. 2.

5.	Please expand or revise your second bullet point to disclose that your partnership agreement does not require you to pay any distribution at all.

Response: We have revised Confidential Submission No. 1 accordingly. Please see the prospectus cover page of Confidential Submission No. 2.

Industry and Market Data, page iv

6.	We note your statements that industry data and forecasts have not been verified by independent sources and that there can be no assurance as to the accuracy or completeness of such data. Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please revise these statements or remove the related disclosures.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page iv of Confidential Submission No. 2.

Summary, page 1

Formation Transactions and Structure, page 10

7.	Please revise your filing to provide an organizational chart that reflects your equity holders prior to giving effect to the formation transactions and proposed offering. Please advise whether any holders of units issued in the merger or your general partner and its affiliates will have a controlling equity interest in the registrant.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 12 of Confidential Submission No. 2.

Upon consummation of the offering, our general partner will own a non-economic general partner interest in us, and we will be managed by the board of directors and executive officers of our general partner. Our partnership agreement will provide that our limited partners holding common and preferred units will have the right to nominate and vote in the election of directors to the board of directors of our general partner. We do not currently expect that any affiliate of our general partner or any holder of units issued in the merger will have a controlling equity interest in the registrant. Please see pages 9 and 114 of Confidential Submission No. 2.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 4

8.	Please disclose the terms of the preferred units in your prospectus summary.

Response: We have revised Confidential Submission No. 1 accordingly. Please see pages 20 and 21 of Confidential Submission No. 2.

The Offering, page 18

9.	We note you disclose that you intend to distribute a “substantial majority of the available cash [you] generate.” Please revise to clarify the meaning of “substantial majority” and disclose how “available cash” and “cash available for distribution” will be determined or defined.

Response: We have removed references to “available cash” and “cash available for distribution” throughout Confidential Submission No. 1, including page 18 of Confidential Submission No. 2. We respectfully submit that the disclosure in Confidential Submission No. 1 clarifies the meaning of “substantial majority.” Please see the following sentence included on pages 20, 52, and 77 of Confidential Submission No. 2: “Our initial distribution will be $         per common unit on an annualized basis, which we forecast to represent approximately     % of our cash generated from operations for the year ending December 31, 2015.”

Summary Historical and Pro Forma Financial Data, page 21

10.	Please review your presentation to ensure that the chronological ordering of your financial statements and other financial data presented in tabular form throughout the submission is consistent, as contemplated by SAB Topic 11E.

Response: We have revised Confidential Submission No. 1 so that the chronological ordering of our data presented in tabular form is consistent with the chronological ordering of our financial statements.

Non-GAAP Financial Measures, page 23

11.	It appears that you have made adjustments in calculating EBITDA beyond those identified as part of Item 10(e) of Regulation S-K (e.g., impairment of oil and natural gas properties, accretion of asset retirement obligations, etc.). Please revise this presentation to present EBITDA as defined.

Response: We have revised Confidential Submission No. 1 accordingly. Please see pages 24, 25, 54, 57, 71, and 72 of Confidential Submission No. 2.

12.	Disclosure on pages 67-68 of your submission states that EBITDA and Adjusted EBITDA are used to assess 1) your ability to make distributions to unitholders, 2) the ability of your assets to generate sufficient cash to pay interest costs and support your indebtedness, and 3) the feasibility of acquisitions and other capital expenditures. As these factors appear to imply that your non-GAAP measures are liquidity measures, please revise to provide a reconciliation to net cash provided by operating activities. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 5

Response: We have revised the discussion of EBITDA and Adjusted EBITDA to remove the suggestion that EBITDA and Adjusted EBITDA are presented as liquidity measures. Please see pages 24, 71, and 72 of Confidential Submission No. 2.

Use of Proceeds, page 48

13.	Please revise this section to disclose the amount of offering proceeds you intend to use (i) to repay your outstanding indebtedness and (ii) to fund future capital expenditures.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 49 of Confidential Submission No. 2.

14.	Please revise to include the term of your credit facility. See Instruction 4 to Item 504 of Regulation S-K.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 49 of Confidential Submission No. 2.

Cash Distribution Policy and Restrictions on Distributions, page 51

Estimated Cash Available for Distribution for the Year Ending December 31, 2015, page 51

15.	We note your disclosure that if you make distributions, your preferred unitholders will have priority with respect to rights to share in those distributions over common unitholders for so long as your preferred units are outstanding. Please revise to describe the terms of such priority.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 52 of Confidential Submission No. 2.

16.	We note your disclosure that you intend to make distributions on a quarterly basis. Please revise your filing to show your ability to make such distributions on a quarterly basis. In that regard, please revise your disclosure to state your estimated generated available cash and expected quarterly distribution for each individual quarter during the Year Ending December 31, 2015. Please also revise your tabular disclosures at pages 56 and 58 and related disclosure to support such disclosure.

Response: We have revised Confidential Submission No. 1 accordingly. Please see pages 64 to 66 of Confidential Submission No. 2.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 6

17.	We note your disclosure that to the extent that you do not withhold cash for capital expenditures in the future, a portion of your future cash available for distribution will represent a return of capital. Please revise to disclose any material impact on investors.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 26 of Confidential Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 69

18.	Please tell us about the extent to which management analyzes certain performance indicators such as lease operating expenses and production and ad valorem taxes on a per barrel basis and explain how you considered providing a discussion of these financial statement line items on a per barrel basis in this section of your submission.

Response: Our production is primarily from royalty, overriding royalty, and non-participating royalty interests, which are non-cost-bearing interests. Accordingly, lease operating expenses on a per barrel basis in the aggregate is not a meaningful measure. As it relates to wells in which we own a working interest and as we do not operate wells, we do not have control over these costs and cannot affect the amount of these expenses. Lease operating expenses may vary significantly by play, by operator, and by commodity (on a Boe basis). Accordingly, management uses per barrel analyses primarily when evaluating working-interest participation opportunities in future wells and in estimating future operating expenses for existing wells for budgeting and reserve report purposes.

Management has limited ability to control Production and ad valorem taxes, as a line item in the financial statements, as these costs are primarily a function of oil and natural gas revenue and statutory rates set by the states. As these costs vary more directly with the level of revenue as opposed to production, the primary analysis of these costs is on a percentage of oil and natural gas revenue rather than a per barrel basis.

19.	Please revise your disclosure for each period presented to quantify the impact of each of the factors cited as a cause for material changes in each of your financial statement line items. For example, quantify in dollars the effect of price variances compared to volumes produced on revenues by product.

Response: We have revised Confidential Submission No. 1 accordingly. Please see pages 73 to 77 of Confidential Submission No. 2.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 7

Liquidity and Capital Resources, page 73

Capital Expenditures, page 74

20.	Disclosure in your submission states the amount and timing of capital expenditures is largely discretionary and within your control. Please expand your disclosure to address the potential ramifications associated with a deferral of planned capital expenditures. For additional guidance, refer to Section IV of SEC Release No. 33-8350.

Response: We have revised Confidential Submission No. 1 accordingly. Please see pages 78 and 79 of Confidential Submission No. 2.

Critical Accounting Policies and Related Estimates, page 75

Equity-Based Compensation, page 77

21.	Disclosure in your submission identifies the methods used to determine the fair value of equity-based awards. Please expand this disclosure to address the nature of the material assumptions involved with each valuation method. In addition, explain the extent to which similar estimates will be necessary to determine the fair value of new awards once your common units begin trading.

Response: We have revised Confidential Submission No. 1 accordingly. Please see pages 81 and 82 of Confidential Submission No. 2, where we expand and clarify the nature of the material assumptions involved with each valuation method. In response to the Staff’s comment, we have revised our discussion to explain that we will not need these estimates to determine the fair value of new unit-based compensation awards once our underlying units begin trading publicly.

22.	We note your disclosure referring to the use of a third party valuation specialist in determining the value of equity-based awards. Please tell us how you considered providing valuation reports and consents from third party valuation experts or remove all references to the use of third party valuation experts from your submission (e.g., as part of the footnotes to the financial statements). Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

Response: We have revised Confidential Submission No. 1 accordingly. Please see pages 81 and 82 of Confidential Submission No. 2, where we clarify that we considered information provided by third-party consultants as one factor in conjunction with the objective and subjective factors described on page 82, along with input from management, to determine the fair value of the equity-based awards’ unit price.

23.	Please provide us with detailed valuation information for the restricted common units granted from January 1, 2014 through the date of this letter. As part of your response, please address the significant factors, assumptions, and methodologies used.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 8

Response: We acknowledge the Staff’s comment and respectfully refer you to the equity-based compensation discussion on pages 81 and 82 of Confidential Submission No. 2. The table within this section shows restricted common units granted and the related valuation information since October 1, 2013, which also represents the only equity-based compensation awards granted from January 1, 2014 through the date of this letter. Please see page 82 of Confidential Submission No. 2, revised in response to the Staff’s comment 21, for a discussion of the significant factors, assumptions, and methodologies used for the valuation of restricted equity-based compensation awards.

24.	You state that it is reasonable to expect that the completion of an initial public offering will add value to your restricted common units because they will have increased liquidity and marketability. Please revise to provide additional disclosure describing the impact, if any, this is expected to have on your financial statements.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 82 of Confidential Submission No. 2.

Business, page 80

Oil and Natural Gas Production Prices and Production Costs, page 99

Production and Price History, page 99

25.	We note disclosure in the reserves report filed as Exhibit 99.1 that states “gas prices are adjusted to account for NGL revenue for properties from which NGL volumes are actually recovered and sold separately.” Please tell us and revise your disclosure here and elsewhere in your filing to clarify whether your oil and condensate production includes natural gas liquids and explain the extent to which such volumes are material. Also clarify your disclosure if such volumes are incorporated into the calculation of the average realized price of your oil and condensate for each of the periods disclosed.

Response: Our oil and condensate production amounts and reserve estimates do not include natural gas liquid quantities. We have revised Confidential Submission No. 1 accordingly. Please see pages 59, 66, 73, 76, 102, and 104 of Confidential Submission No. 2.

26.	The footnote disclosure provided on page 99 indicates that production volumes have been determined on a value-equivalent basis using a conversion factor of 20 Mcf per barrel of oil.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 9

Please tell us and expand your disclosure to explain the time period, source and basis of the prices used in deriving the 20 Mcf per barrel conversion factor and the extent to which this factor is relevant to your oil and natural gas revenues for the periods presented. Also provide us with copies of internal or third-party reports, studies or calculations that support the use of a 20 Mcf per barrel conversion factor. Please mark your furnished support or provide page references in your response to the sections you rely upon to support the use of this specific factor.

Response: The 20 Mcf per barrel conversion factor approximates the mean ratio (rounded from 19.46 Mcf per barrel) of crude oil and natural gas daily spot prices reported between January 1, 2006 and September 30, 2014.

In the 1990s through the early 2000s, the prices of crude oil and natural gas were “linked” as a result of perceived relative supply parity between oil and natural gas and the ability of utilities and industrial users to arbitrage commodity pricing differentials by switching between natural gas and residual fuel oil for electricity generation. Between 1994 and 2006, the correlation coefficient1 between oil and natural gas prices was 0.87, reflecting strong correlation, and the average conversion factor was 8 to 1, which approximates the 6-to-1 Btu-equivalent conversion factor.

Concerns over oil supply mounted throughout the 2000s, while large discoveries of unconventional natural gas resource plays in the late 2000s significantly increased natural gas supply and caused natural gas prices to fall. Since the mid-2000s, the prices of oil and gas have completely decoupled (from 2007 to 2014, the correlation coefficient was 0.06, an extremely weak correlation that suggests no relationship between the two prices). As oil prices have risen relative to natural gas prices, conversion ratios have increased, and we believe that the 6-to-1 conversion factor has become less relevant to our business. Several commentators have criticized the use of the 6-to-1 conversion factor in recent markets.

[1]	Correlation coefficients range from -1 to 1, where -1 indicates perfect negative correlation, 0 indicates no correlation, and 1 indicates perfect correlation.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 10

We use the 20-to-1 ratio to assess our business, including analysis of our financial and production performance and budgeting. We do not adjust the 20-to-1 ratio to reflect current period pricing, because the significant volatility in the conversion ratio makes it difficult for us and for our investors to compare results across periods. By reviewing our aggregate production on a consistent 20-to-1 basis, which removes the variability of relative price fluctuations but generally approximates price equivalence over recent periods, we are able to meaningfully compare production data from period to period as well as the respective contribution of oil and natural gas to our revenues.

We have expanded our disclosure consistent with this response.

In response to the Staff’s comment, we are providing the Staff supplementally the requested marked copies of internal or third-party reports, studies, or calculations that support the use of a 20 Mcf per barrel conversion factor. Please note that such information is being furnished to the Staff under separate cover and is not being submitted electronically as part of this letter.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 11

27.	The footnote disclosure provided on page 99 also indicates that the conversion factor of 20 Mcf per barrel of oil equivalent represents an estimation of “value equivalence over time” and “better correlates with the respective contribution of oil and natural gas to our revenues.”

Separately, disclosure on page 97 indicates that you determined a price equivalent conversion based on the twelve-month average prices for the year ended December 31, 2013 of approximately 26 Mcf per barrel of oil.

Given the disparity between the 20:1 conversion factor used and the December 31, 2013 conversion factor you disclose, explain to us your basis for the statement that the 20:1 conversion factor “better correlates with the respective contribution of oil and natural gas to our revenues.” As part of your response, explain how you have considered a separate conversion ratio based on actual realized prices for each period for which financial and production information have been presented. Additionally, explain how you use the 20:1 conversion factor in your business.

Response: Please refer to our response to Comment 26 above.

28.	We note your disclosure of production for the periods shown on page 99; however, it does not appear that you provide disclosure here or elsewhere of the annual production quantities, by final product sold, for each field that contains 15% or more of your total proved reserves. Please advise or revise your disclosure to comply with the presentation requirements set forth in Item 1204(a) of Regulation S-K.

Response: As of September 30, 2014, no single field contained 15% or more of our total proved reserves.

Productive Wells, page 99

29.	Please revise the disclosure relating to your productive wells to separately express the total number of oil and gas wells. Refer to Item 1208(a) of Regulation S-K.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 105 of Confidential Submission No. 2.

Executive Compensation and Other Information, page 113

Outstanding Equity Awards at 2013 Fiscal Year-End, page 115

30.	Please clarify your reference to a “reverse unit split of BSMC’s common units.”

Response: We have revised Confidential Submission No. 1 accordingly. Please see page 121 of Confidential Submission No. 2.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 12

Index to Financial Statements, page F-1

31.	Please monitor the requirement to update the financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout the submission.

Response: We have revised Confidential Submission No. 1 accordingly. Please see pages F-1 to F-56 of Confidential Submission No. 2.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Introduction

32.	We note from the disclosure that Black Stone Natural Resources, LLC will make a cash contribution in exchange for common units representing a 1% limited partner interest in Black Stone Minerals Company, LP and common units representing a 1% limited partner interest in Black Stone Minerals, LP. Please tell us whether there is a pro forma adjustment to record this transaction.

Response: We acknowledge the Staff’s question and respectfully note that a pro forma adjustment will not be recorded because we will control and, therefore, consolidate Black Stone Natural Resources, L.L.C. (“BSNR”) and Black Stone Minerals Company, L.P. (“BSMC”).

33.	Please clarify for us whether pro forma adjustments will be made to reflect items (i) through (v) described in the third bullet point on page F-2.

Response: To reflect items (i) through (v) in the fifth bullet, which were formerly (i) through (v) in the third bullet, we will present a pro forma adjustment to reflect the conversion of BSMC common units and preferred units not held by BSNR into our common units and preferred units, respectively. Because we control BSMC, which controls BSNR, we will consolidate the results of operations of both BSMC and BSNR. Therefore, BSNR’s general partner interest in BSMC is consolidated into BSMC’s equity. However, there is a separate pro forma adjustment to reflect the noneconomic general partner interest in us held by Black Stone Minerals GP, L.L.C.

34.	Please clarify for us how you considered providing the separate break-out of Partners’ equity between general and limited partner interests as contemplated by SAB Topic 4F.

Response: Based on SAB Topic 4F, we have revised the unaudited pro forma consolidated balance sheet in Confidential Submission No. 1 to reflect the general partner and limited partner interests separately within Partners’ equity. Please see pages F-4 to F-7 of Confidential Submission No. 2.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 13

Black Stone Minerals, L.P. Financial Statements

Notes to Balance Sheet, page F-11

Note 1 – Organization, page F-11

35.	Please revise to clarify the fiscal year end that has been adopted for this entity.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page F-11 of Confidential Submission No. 2.

Black Stone Minerals Company, L.P. Financial Statements.

Interim Financial Statements

Consolidated Balance Sheets, page F-12

36.	We note the line item titled Prepaid expenses and other current assets represents 8% of total current assets and increased by more than 25% since the end of the preceding fiscal year. Please evaluate your compliance with Regulation S-X, Rules 5-02(7) and (8) and 10-01(a)(2) and advise.

Response: We acknowledge and understand the requirements of Regulation S-X, Rules 5-02(7) and (8) and 10-01(a)(2). In accordance with Rule 4-02 of Regulation S-X, other current assets are not stated separately, in the balance sheet or in a note thereto, as they comprise 3.8% of total current assets and 0.3% of total assets as of September 30, 2014.

37.	Please add disclosure to explain the nature of the Accrued partners’ distribution payable — related party.

Response: We have revised Confidential Submission No. 1 accordingly. Please see “Note 2 – Summary of significant accounting policies” on page F-35 of Confidential Submission No. 2.

Consolidated Statement of Equity, page F-15

38.	Please clarify why the Net income of $130,895 does not tie to the Net income of $131,995 reflected on page F-14.

Response: We have revised Confidential Submission No. 1 accordingly. In compliance with Rule 3-12 of Regulation S-X, we have updated the consolidated income statements and statement of equity for the nine months ended September 30, 2014. Please see pages F-14 and F-15 of Confidential Submission No. 2 for updated Net Income.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 14

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-32

Oil and Natural Gas Properties, page F-34

39.	We note your accounting policy stating that “DD&A of proven oil and natural gas properties is calculated using the unit-of-production method based on estimates of proved producing oil and natural gas reserves on a field-by-field basis.” Please revise your disclosure to clarify your policy for the depletion of capitalized acquisition costs of proved properties. Refer to FASB ASC 932-360-35-6.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page F-35 of Confidential Submission No. 2.

Revenue Recognition, page F-35

40.	Please revise to provide additional detail regarding your accounting policy for sources of revenue other than from sales of oil and natural gas.

Response: We have revised Confidential Submission No. 1 accordingly. Please see page F-36 of Confidential Submission No. 2.

Note 4 – Acquisition, page F-37

41.	We note the Predecessor acquired the remaining 19.3% noncontrolling interests in “Pure” for $323M. It appears from the disclosure that the transaction was reflected as an equity transaction. Please tell us if this transaction is reflected in the equity statement on page F-29 as “Contributions—property.” In addition, please tell us whether this transaction is a step acquisition and, if so, how you considered the guidance per FASB ASC 805-10-25-10.

Response: We confirm that the transaction is reflected in the equity statement on page F-30 as “Issuance of common units for acquisition of oil and natural gas properties,” which was formerly captioned as “Contributions – property.” We acknowledge the Staff’s comment related to the consideration of FASB ASC 805-10-25-10. We respectfully advise the Staff that this transaction is not a step acquisition pursuant to FASB ASC 805-10-25-10 that would require remeasurement of a previously held equity interest in the acquiree due to a change in control. We respectfully note that the transaction related to an increase in an existing ownership interest of a proportionately consolidated undivided interest in oil and natural gas properties. We have revised the disclosure of Confidential Submission No. 1 to clarify the nature of the transaction. Please see page F-28 of Confidential Submission No. 2.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 15

Supplemental Oil and Gas Disclosures, page F-52

Oil and Gas Natural Reserve Information, page F-53

42.	Please revise to separately disclose the quantities of proved developed reserves and proved undeveloped reserves as of December 31, 2011. Refer to FASB ASC 932-235-50-4.

Response: We have revised Confidential Submission No. 1 accordingly. Please see the tabular information within “Oil and Natural Gas Reserve Information” on page F-54 of Confidential Submission No. 2.

Standardized Measure of Discounted Future Net Cash Flows, page F-54

43.	We note that you have included a line item for “development costs incurred during the period” as part of the disclosure of changes in standardized discounted cash flows. Please tell us whether this line item is meant to represent previously estimated development costs incurred during the period. Refer to FASB ASC 932-235-50-35.

Response: We have revised the line item for “development costs incurred during the period” in Confidential Submission No. 1 to reflect “previously estimated development costs incurred during the period.” Please see page F-55 of Confidential Submission No. 2.

Exhibits

44.	Please file your limited partnership agreement as currently in effect. See Item 601(b)(3) of Regulation S-K.

Response: We have revised Confidential Submission No. 1 accordingly. Please see Exhibit 3.4 of Confidential Submission No. 2.

45.	Please file all agreements required by Item 601(b)(10) of Regulation S-K. For example, please file the following:

•	your employment Agreement with Mr. Carter;

•	the 2012 Executive Incentive Plan and restricted unit award agreements; and

•	the long-term incentive plan.

Response: We have revised Confidential Submission No. 1 accordingly. Please see Exhibits 10.3, 10.4, 10.5, 10.6, 10.7, and 10.8 of Confidential Submission No. 2. We will file the form of Black Stone Minerals, L.P. Long-Term Incentive Plan by amendment.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943

Securities and Exchange Commission, November 21, 2014, Page 16

Please direct any questions you have with respect to the foregoing responses or supplemental materials to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman
Senior Vice President, General Counsel, and Secretary

[Enclosures]

cc:	Karina V. Dorin (Securities and Exchange Commission)

Laura Nicholson (Securities and Exchange Commission)

Brenda Lenahan (Vinson & Elkins L.L.P.)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647    Facsimile: 713.658.0943